Ingevity Corporation 4920 O'Hear Avenue, Suite 400 North Charleston, South Carolina 29405 843-740-2300

May 6, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street N.E.
Washington, D.C. 20549-7010
Attn:     Kristin Lochhead
    Li Xiao

Re:     Ingevity Corp
    Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-37586

Dear Ladies and Gentlemen:
On behalf of Ingevity Corporation (“Ingevity,” the “Company,” “we,” “us,” or “our”), this letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated April 23, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on February 22, 2024 (the “2023 Form 10-K”).
The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Restructuring Charges, Performance Chemicals Repositioning, page 28

1.Revise future filings to include a discussion about the expected effects on future earnings and cash flows resulting from the repositioning plan (for example, reduced depreciation, reduced employee expense, etc.). The effect on future periods should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should clearly identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.). In addition, in future periods, if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. Reference SAB Topic 5P4.

Division of Corporate Finance
May 6, 2024

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will enhance our disclosure in future filings to include a discussion about the expected effects on future earnings and liquidity resulting from the Performance Chemicals’ repositioning plan in accordance with Staff Accounting Bulletin (“SAB”) Topic 5P4. For reference, we have expanded the Performance Chemicals’ repositioning disclosures included within Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Updates, page 27 included within our Form 10-Q for the quarterly period ended March 31, 2024, filed on May 2, 2024 (“Q1 2024 Form 10-Q”).

Performance Chemicals Reporting Unit, page 29

2.Reference your disclosure on page that you performed impairment tests of goodwill related to the Performance Chemicals reporting unit because continued reduction in demand in industrial end markets had negatively impacted your ability to offset elevated CTO costs through pricing actions. In future filings, revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, for each reporting unit at risk of failing an impairment test, disclose the following:
•the percentage by which fair value exceeded carrying value at the date of the most recent test;
•a detailed description of the methods and key assumptions used and how the key assumptions were determined;
•a discussion of the degree of uncertainty associated with the assumptions; and
•a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Refer to Item 303(b)(3) of Regulation S-K.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will, to the extent applicable, enhance our disclosure in future filings to include information for investors to assess the probability of future goodwill impairment charges in accordance with Item 303(b)(3) of Regulation S-K for each reporting unit that is at risk of failing an impairment test.
For additional information, as disclosed in the following excerpt from Page 31 of our Form 10-Q for the quarterly period ended September 30, 2023, filed on November 2, 2023 (“Q3 2023 Form 10-Q”):
“Based on our analysis, the headroom associated with our Performance Chemicals’ reporting unit, which is defined as the percentage difference between the fair value of a reporting unit and its carrying value, is currently 19 percent.”
Since September 30, 2023, and as a result of the actions we took with respect to the Performance Chemicals’ repositioning announced on November 1, 2023, the headroom (as defined above) has increased to greater than 25 percent as of December 31, 2023, and therefore we removed the disclosures and related sensitivities we had included within our Q3 2023 Form 10-Q.

Division of Corporate Finance
May 6, 2024

3.     As a related matter, we also note that in your earnings release you refer to Road Technologies business line and Industrial Specialties business line as components of your Performance Chemicals segment. Please provide us an analysis how you have determined that they do not represent separate reporting units under ASC 350-20 as you stated on page 42 that your reporting units are your operating segments.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has concluded that the Performance Chemicals operating segment is one reporting unit. To clarify, Industrial Specialties and Road Technologies are product lines within our Performance Chemicals operating segment, as disclosed on Page 4 and Page 64 of our 2023 Form 10-K. These product lines do not constitute components of an operating segment pursuant to ASC 350-20-35-34 as discrete financial information is not available. We respectfully advise the Staff that we have revised our earnings release for the quarter ended March 31, 2024 (furnished as Exhibit 99.1 to our Form 8-K, filed on May 1, 2024) to refer to Industrial Specialties and Road Technologies as product lines, consistent with the disclosures in our 2023 Form 10-K and Q1 2024 Form 10-Q.

Reconciliation of Net Income to Adjusted EBITDA, page 37
4.     Please tell us how you determined that the non-GAAP adjustment for "Loss on CTO resales" meets the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures. Reference ASC 420-10-S99-3 which states, “…the staff believes that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business."
Response: We respectfully advise the Staff that the “Loss on CTO resales” is only adjusted in the Company’s presentation of Adjusted Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”), to the extent that such items arise from a restructuring initiative. When evaluating the appropriate presentation of the “Loss on CTO resales” for the Company’s presentation of Adjusted EBITDA, we considered the Compliance & Disclosure Interpretations (“C&DI”), specifically Question 100.01. As we disclosed on Page 61 of our 2023 Form 10-K:
“...due to the DeRidder Plant closure and the corresponding reduced CTO refining capacity, we may be obligated, under an existing CTO supply contract, to purchase CTO volumes through 2025 at amounts in excess of required CTO volumes. We intend to manage our CTO volumes by reselling excess volumes (herein referred to as "CTO resales") in the open market.
Our Performance Chemicals reportable segment is in the business of producing, primarily from CTO-based feedstocks, derivative specialty chemicals for sale to third-party customers. As a result of the Performance Chemicals’ repositioning, we are selling excess CTO volumes, which is outside of the ordinary course of business, that is, not a normal ongoing part of our operations and not core to our business.”
As further described in our response to the Staff’s comment No. 6 included below, the “Loss on CTO resales” resulted from our Performance Chemicals’ repositioning (restructuring initiative) and does not represent normal, recurring expenses necessary to operate our business. Further, the activity of CTO resales is being excluded from the Company’s presentation of Adjusted EBITDA regardless of whether that activity produces a loss or gain. We do not engage in the resale of CTO as part of our normal operations.

Division of Corporate Finance
May 6, 2024

CTO is a by-product of the pulp and paper production process, and hence, CTO is produced by pulp and paper producers based on their production rates. CTO is not easily stored as readily available storage options are very limited. The Company has not previously had a need to resell CTO as our purchases of CTO were consumed in the normal operations of our manufacturing facilities. As such, the need to resell CTO only arose because we are required to purchase and take delivery of CTO in volumes that are in excess of our operating needs and storage capabilities subsequent to the Performance Chemicals' repositioning announcement. The three-month period ended December 31, 2023 was the first period we sold and incurred a loss on CTO resales. Lastly, we do not anticipate engaging in CTO resales past the contractually mandated “wind-down period” associated with our primary supply contract to acquire CTO.
We believe utilizing Adjusted EBITDA as a non-GAAP financial measure provides management as well as investors, potential investors, securities analysts, and others with useful information to evaluate the performance of the business, because such measure, when viewed together with our financial results computed in accordance with GAAP, provides a more complete understanding of the factors and trends affecting our historical financial performance and projected future results. We believe Adjusted EBITDA is a useful measure because it excludes the effects of financing and investment activities as well as non-operating activities. As such, we believe the exclusion of the “Loss on CTO resales” does not result in a misleading non-GAAP measure as it does not represent an operating expense that has occurred repeatedly or occasionally or one that occurs at irregular intervals.
Additionally, please refer to our response to the Staff’s comment No. 6 included below with respect to our evaluation and conclusions regarding ASC 420-10-S99-3.

5.     We note that the non-GAAP adjustment for Restructuring and other (income) charges, net includes $19.7 million of inventory charges that were recorded within cost of sales. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for this portion of the adjustment.
Response: We respectfully advise the Staff that the $19.7 million of non-cash inventory charges are only adjusted for in the Company’s presentation of Adjusted EBITDA to the extent that such items arise from a restructuring initiative. As further described on Page 88 of our 2023 Form 10-K:
“Throughout 2023 we initiated several measures across the organization to pursue greater cost efficiency which included a reorganization to streamline certain functions and reduce ongoing costs. On November 1, 2023 we announced a number of strategic actions designed to further reposition our Performance Chemicals reportable segment to improve the profitability and reduce the cyclicality of the Company as a whole. These actions increase our focus on growing our most profitable Performance Chemicals' product lines such as road technologies and accelerate our transition to non-crude tall oil ("CTO") based fatty acids. This initiative will result in the reduction, and in some cases exit, of certain historical end-use markets of our industrial specialties product line such as adhesives, publication inks, and oilfield, representing approximately $300.0 million of net sales. The announced actions include the permanent closure of our Performance Chemicals' CTO refinery and the closure of our manufacturing plant located in DeRidder, Louisiana (the “DeRidder Plant”), including the polyol production assets associated with the Advance[d] Polymer Technologies reportable segment, as well as additional corporate and business cost reduction actions. We expect to close the DeRidder Plant by the end of the first half of 2024. These actions are referred to as Performance Chemicals' repositioning.

Division of Corporate Finance
May 6, 2024

The Performance Chemicals' repositioning, when combined with earlier targeted workforce reduction initiatives, during 2023 resulted in the reduction of Ingevity's global workforce by almost 20 percent, 25 percent of these reductions being employees directly associated with commercial sales activities of the soon-to-be exited and/or reduced end-use markets of our industrial specialties product line. Specific to Performance Chemicals, the reduction represented approximately 30 percent of the reportable segment's workforce. The collective actions of workforce, operational, and regional business exits, we believe, will hinder our ability to dispose of the associated inventory on hand, as of December 31, 2023. As a result, we have recorded $19.7 million of non-cash, lower of cost or market, inventory charges to adjust the carrying value of the impacted inventory to what we will realize upon disposal, less disposal costs. These inventory charges are recorded to Cost of sales on the consolidated statement of operations. Since these inventory charges are directly attributable to the Performance Chemicals’ repositioning, that is, they do not represent normal, recurring expenses necessary to operate our business, we have combined these charges with the restructuring charges, noted above, and have excluded such impact from the financial results of our Performance Chemicals reportable segment, refer to Note 19 for more information.”
As disclosed in the above excerpt from our 2023 Form 10-K, we believe we have complied with ASC 420-10-S99-3, that is, the $19.7 million of inventory charges, although the result of a “restructuring activity” is classified as a component of Cost of sales on the Consolidated Statement of Operations.
While evaluating the appropriate presentation of the $19.7 million of inventory charges for the Company’s presentation of Adjusted EBITDA, we considered the C&DI, specifically Question 100.01. As we disclosed in the following excerpt from our 2023 Form 10-K:
“Since these inventory charges are directly attributable to the Performance Chemicals’ repositioning, that is, they do not represent normal, recurring expenses necessary to operate our business, we have combined these charges with the restructuring charges, noted above, and have excluded such impact from the financial results of our Performance Chemicals reportable segment…”
The $19.7 million of inventory charges that resulted from our Performance Chemicals’ repositioning were separate and distinct from the costs the Company recognizes as part of its normal, recurring operations, and do not represent normal, recurring expenses necessary to operate our business. As such, we believe the exclusion of these charges does not result in a misleading non-GAAP financial measure and instead provides investors, potential investors, securities analysts, and readers of our public disclosures with the information to understand and measure the core operating performance of Ingevity.
For additional information, we occasionally incur other inventory charges unrelated to restructuring initiatives. We include these charges in the Company’s presentation of Adjusted EBITDA because we believe they are normal, recurring operating expenses, such as changes to inventory reserves associated with estimated losses from disposing of inventories based on market demand and business changes in the ordinary course of business.

Division of Corporate Finance
May 6, 2024

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, Non-operating income and expense, page 61

6.Please explain to us the basis for your accounting for gains and losses associated with crude tall oil ("CTO") resales by addressing the following items in your response:
•Explain to us in detail the composition of the "net gains or losses associated with the CTO resale activities" that is recorded during FY23;
•Discuss to whom you sell the CTO inventory, how it is different from your normal CTO sales, and why you believe it is outside of your ordinary course of business;
•Tell us why it is appropriate to record those amounts within other income and expense when dispositions of inventory appear to be normal, recurring activities integral to the management of the ongoing business as referenced in ASC 420-10- S99-3;
•Discuss how you determine the amount of excess CTO volume each period;
•Tell us how you account for the CTO resales within the Statement of Cash Flows.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, in addition to the information disclosed on Page 61 of our 2023 Form 10-K, we have provided additional information below, addressed individually by each separate bullet point as noted within the Staff’s comment. Our response will begin by addressing bullet four, as we believe it provides necessary context to support our remaining responses.

•Discuss how you determine the amount of excess CTO volume each period;
Response: As of our Performance Chemicals’ repositioning announcement on November 1, 2023, we had, and continue to have, one material long-term (multi-year) contract for the purchase of CTO (herein referred to as the “Supply Agreement”). The Supply Agreement, as well as subsequent amendments, have been filed with the SEC.
Pursuant to the Supply Agreement, the Company agreed to purchase the lesser of 125,000 tons of CTO or the aggregate output of CTO produced and originating at certain paper mills. The initial term of the Supply Agreement expires on March 8, 2038, unless earlier terminated. On November 1, 2023, the Company disclosed that it was shutting down its DeRidder, Louisiana manufacturing plant, including its CTO refinery operated within that plant, due to our Performance Chemicals’ repositioning initiative. Nevertheless, the Company could not immediately reduce its CTO purchase obligations under the Supply Agreement. The Company is able to identify the specific CTO volumes used to determine the amount of excess CTO for each period by calculating the CTO volumes corresponding to the pro rata refining capacity attributable to the now-shuttered DeRidder manufacturing plant that the Company is still required to purchase during a contractually-mandated wind-down period under the Supply Agreement.
For additional clarity, we have provided an example visualization of how the Company is able to identify specific CTO volumes to determine the amount of excess CTO volumes each period. This visualization, included below, is an example and does not represent the actual CTO refining capacity or the pro-rata portion of CTO-refining capacity applicable to the excess CTO volumes.

Division of Corporate Finance
May 6, 2024

Example Visualization of Excess CTO Volume

Ingevity CTO Refineries	Refining Capacity in Annualized Tons	% of Total Capacity	Supply Agreement CTO Tons
Charleston, South Carolina	100,000	50%	62,500
DeRidder, Louisiana	100,000	50%	62,500	(1)
	200,000		125,000
_______________
(1) Represents the annualized potential excess CTO volumes.
Beginning in the fourth quarter of 2023, with the announced Performance Chemicals’ repositioning, we began to utilize our enterprise resource planning (“ERP”) system to track, by the pound, the receipt of all pro-rata volumes of CTO received under the Supply Agreement specific to Ingevity’s refining capacity (which capacity was (and is) reduced in light of the shutdown of our DeRidder, Louisiana plant). Under the Supply Agreement, the amount of CTO volumes received currently exceeds the amount of CTO used in our operations, which represents the amount of excess CTO volume at each period's end.

•Explain to us in detail the composition of the "net gains or losses associated with the CTO resale activities" that is recorded during FY23;
Response: The $22.0 million recognized as CTO Resale losses for the three and twelve months ended December 31, 2023 was comprised of (1) the cost to procure the amount of CTO volumes directly attributable to the pro-rata portion of our DeRidder, Louisiana CTO refining capacity, as defined under the contractual terms of the Supply Agreement, less the amount recovered from third parties through the disposition of these CTO volumes (i.e., resales to third-parties) plus (2) the unrealized loss recognized as of December 31, 2023 for the remaining CTO volumes (i.e., volumes to be resold to third-parties) based on forecasted disposition prices.
For clarity, below is a visualization of the composition:

$ in millions	Other (Income) Expense, Net
(1) Resales to third-parties	$13.9
(2) Unrealized loss on CTO Volumes	8.1
Total	$22.0

•Discuss to whom you sell the CTO inventory, how it is different from your normal CTO sales, and why you believe it is outside of your ordinary course of business;
Response: The third-party CTO resales recognized during the three and twelve months ended December 31, 2023 were to CTO-refinery competitors (i.e., competitors to our Performance Chemicals’ Industrial Specialties product line) as well as to biofuel producers. We believe these CTO resales are separate and discrete actions taken to mitigate the impact of the DeRidder CTO refinery plant closure and are outside of our ordinary course of business since our Performance Chemicals business produces specialty derivative products primarily derived from CTO raw material feedstock and, therefore, is not in the business of selling raw materials. Further, historically, our Performance Chemicals reportable segment has not sold CTO as a part of its normal operations.

Division of Corporate Finance
May 6, 2024

•Tell us why it is appropriate to record those amounts within other income and expense when dispositions of inventory appear to be normal, recurring activities integral to the management of the ongoing business as referenced in ASC 420-10- S99-3;
Response: As described above, liquidating our excess CTO volumes in non-traditional ways (i.e., selling to competitors) is outside our ordinary course of business and thus meets the definition of non-operating income and non-operating expense. In arriving at this conclusion, we evaluated the ASC 606-10-20 definition of “Revenue.” As this CTO resale activity is not considered part of our ordinary activities, that is, it does not “constitute our ongoing major or central operations”, we believe liquidating these excess CTO volumes to third parties should not be presented as Net sales and we have presented the net activity (Net impact from the procurement of excess CTO volumes, less amount recovered through liquidating those CTO volumes) as Other (income) expense, net on our Consolidated Statement of Operations. Further, we evaluated the definition of “Inventory” according to ASC 330-10-20 and concluded that these excess CTO volumes do not meet the definition of “Inventory,” as the excess CTO volumes are not held for sale in the ordinary course of business, included in the process of production for such sale, or currently being consumed in the production of goods or services to be available for sale.
Thus, we have presented any volumes on hand at each reporting period as Other current assets on our Consolidated Balance Sheets at forecasted liquidation value. The net impact from the cost to procure the excess CTO volumes, less the proceeds from the liquidation of such CTO volumes to third parties, is also recognized and presented as Other (income) expense, net on our Consolidated Statement of Operations.
While evaluating our accounting position, we considered ASC 420-10-S99-3. As noted above, we concluded that the excess CTO volumes do not represent “Inventory” and, therefore, ASC 420-10-S99-3 is not applicable in this instance.

•Tell us how you account for the CTO resales within the Statement of Cash Flows.
Response: Consistent with our accounting and presentation of Restructuring activities, CTO resales are presented within Cash provided by (used in) operating activities within the Consolidated Statement of Cash Flows. Please refer to Page 53 of our 2023 Form 10-K where we separately disclosed the cash impact of the CTO resale activity.

7.As a related matter, tell us in detail of your supply agreement for the CTO, including but not limited to any firm purchase commitments. And if so, please tell us how you have considered guidance under firm purchase commitments for inventory subject to ASC 330- 10, which may require a reporting entity to recognize a loss based on an anticipated impairment of the inventory upon acquisition. In that regard, we note you disclosed that reselling excess volumes in the open market may result in $30.0 million to $80.0 million of incremental losses in 2024.

Division of Corporate Finance
May 6, 2024

Response: As also described in additional detail within our response to the Staff’s comment No. 6, pursuant to the Supply Agreement, the Company agreed to purchase the lesser of 125,000 tons of CTO or the aggregate output of CTO produced and originating at certain of the supplier’s paper mills. The initial term of the Supply Agreement expires on March 8, 2038, unless earlier terminated. The purchase price of CTO under the Supply Agreement resets periodically. Pricing under the Supply Agreement can exceed current market prices expected to be realized by Ingevity upon resale of CTO. Upon determination of the then-current CTO purchase price, we issue blanket purchase orders for the subsequent quarter’s CTO purchases. The quarterly purchase order volume is an estimate as delivery of CTO under the Supply Agreement is subject to the supplier’s aggregate output of CTO produced (as CTO represents a by-product of the pulp and paper production process) and, therefore, contingent on the supplier’s ability to supply such CTO.
Even though the certainty of CTO volume received is not “firm” at the time we issue our purchase orders for CTO under the Supply Agreement, we believe that the Supply Agreement, when combined with the quarterly blanket purchase orders, represents a firm purchase commitment. As described in additional detail within our response to the Staff’s comment No. 6, we do not categorize this excess CTO volume as “Inventory,” however, we did evaluate the guidance in ASC 330-10. We account for the anticipated impairment of excess CTO volumes at each reporting period. This difference for the three and twelve months ended December 31, 2023, resulted in an unrealized loss of $8.1 million. This loss is the difference between the acquisition cost of the excess CTO volumes on hand on December 31, 2023, and the forecasted proceeds from the liquidation of such CTO volumes to third parties at a future date.
Regarding our disclosure, included on Page 89 of our 2023 Form 10-K:
“...potential costs we may incur associated with the CTO resales which, based on what we believe to be market rates today, may result in $30.0 million to $80.0 million of incremental losses in 2024.”
The 2024 incremental losses are subject to many assumptions and are subject to change. The estimate, as of the filing date of our 2023 Form 10-K, represented the forecasted losses based on the difference between the estimated excess CTO volumes to be acquired in 2024 and their estimated acquisition costs, less our forecasted proceeds from the liquidation of such CTO volumes to third parties at a future date. For example, on page 28 of our Q1 2024 Form 10-Q, our forecast of incremental losses in 2024 was updated to $50 to $80 million.
*                *                 *
Should you, or any member of the Staff, require additional information or have any questions about this letter, please do not hesitate to contact me at mary.hall@ingevity.com or our Chief Accounting Officer, Phillip J. Platt, at phillip.platt@ingevity.com. You can also reach us at 843-740-2300.

Sincerely,

/s/ MARY DEAN HALL
Mary Dean Hall
Executive Vice President and Chief Financial Officer

cc:	Stacy Cozad, Executive Vice President, General Counsel and Secretary